Form 51-102F3
Material Change Report

Item 1Name and Address of Company

Avricore Health Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

March 15, 2019

Item 3News Release

The news release was disseminated on March 15, 2019 by way of the facilities of Stockwatch.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

The Company is pleased to announce that further to its news release dated February 13, 2019, it has closed a non-brokered private placement of 4,206,435 common shares (“Common Shares”) of the Company at a price of $0.07 per Common Share for gross proceeds of approximately CDN$294,451 (the “Offering”).

Item 5Full Description of Material Change

5.1Full Description of Material Change

The Company is pleased to announce that further to its news release dated February 13, 2019, it has closed a non-brokered private placement of 4,206,435 common shares (“Common Shares”) of the Company at a price of $0.07 per Common Share for gross proceeds of approximately CDN$294,451 (the “Offering”).

The Offering included participation by a number of AVCR’s officers and directors.  Proceeds from the Offering are planned to be used by AVCR for corporate overhead and working capital.

No commission or compensation warrants have been paid or issued in connection with the Offering.

The securities issued pursuant to the Offering are subject to a four (4) month hold period and completion of the Offering is subject to all required regulatory approvals, including final acceptance by the TSX Venture Exchange.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-687-2038

Facsimile:604-687-3141

Item 9Date of Report

March 19, 2019